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                 December 14, 2021

       Jacob Meldgaard
       Executive Director and Principal Executive Officer
       TORM plc
       Birchin Court
       20 Birchin Lane
       London, EC3V 9DU
       United Kingdon

                                                        Re: TORM plc
                                                            Registration
Statement on Form F-3
                                                            Filed December 6,
2021
                                                            File No. 333-261514

       Dear Mr. Meldgaard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Kevin Dougherty at 202-551-
       3271 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Keith Billotti, Esq